SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson
Chief Executive Officer
Celator Pharmaceuticals, Inc.
200 PrincetonSouth Corporate Center, Suite 180
Ewing, New Jersey 08628
(609) 243-0123

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Celator Pharmaceuticals, Inc. (“Celator”) by Jazz Pharmaceuticals plc (“Jazz”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 27, 2016, by and among Celator, Jazz and Plex Merger Sub, Inc., an indirect wholly-owned subsidiary of Jazz.

This Schedule 14D-9 filing consists of the following document relating to the proposed tender offer and merger:

(i)	Employee Letter from Jazz’s Chief Executive Officer dated May 31, 2016.

The items listed above were first used or made available on May 31, 2016.

(i) Set forth below is a letter from Jazz’s Chief Executive Officer that the Company plans to distribute to the Company’s employees:

Dear Celator Employees:

I want to reach out and introduce you to Jazz Pharmaceuticals and let you know how excited we are about the transaction between our companies that was announced today.

Like Celator, we are focused on helping patients with highly specialized and significant unmet medical needs. Our passion for patients brings us to work each day, and our culture celebrates innovation and collaboration, attributes that will be enormously valuable when we begin working together.

Over the past several years, building our portfolio of great products and development programs has been one of our key priorities. To do this, we have successfully merged with or acquired companies that make up Jazz’s global organization today. Of note, we acquired two companies in Europe with a great deal of hematology/oncology expertise. Employees of EUSA Pharma and Gentium joined Jazz after these acquisitions, and together we have achieved a great deal of success in bringing important products to patients in need. We worked together with the employees of Gentium to launch Defitelio® (defibrotide) in Europe just two months after our acquisition of Gentium, and in March 2016, we obtained approval of Defitelio® (defibrotide sodium) from the Food and Drug Administration. Both of these events were significant milestones for Jazz and all of our employees globally.

Our interest in Celator was based on the tremendous progress you’ve made in advancing innovative and important programs that can improve patient outcomes. And we’re committed to helping further this progress, particularly in the case of VYXEOS™ (cytarabine:daunorubicin) Liposome for Injection.

I imagine that you have many questions about the structure and strategy of our company, how Celator would fit in and what this would mean for your career. Our goal is to work with the Celator team over the next few weeks to develop a specific integration plan that will minimize disruption and support you in achieving important upcoming milestones.

We greatly admire the wealth of knowledge you bring in R&D, scientific development, hematology and oncology and hope that you’ll discover that Jazz is a great place for you personally and professionally.

I co-founded Jazz Pharmaceuticals more than 13 years ago and, along with the entire management team and employees of Jazz, am dedicated to helping patients and ensuring Jazz Pharmaceuticals is a great place to work. I look forward to getting to know you better during this process.

Sincerely,

Bruce

Forward-Looking Statements:

To the extent that statements contained in this communication are not descriptions of historical facts regarding Celator, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Forward-looking statements in this communication involve substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by the forward-looking statements, including but not limited to, the ability to obtain the necessary regulatory approvals, the satisfaction of the conditions to the consummation of the proposed transaction, the timing of the completion of the proposed transaction and the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers. Forward-looking statements in this communication also involve substantial risks and uncertainties that could cause our research and development programs, the efficacy and commercial potential of our drug candidates, our ability to seek research and development collaborations with other biotechnology/pharmaceutical companies and our performance and achievements to differ significantly from those expressed or implied by the forward-looking statements. Except as required by law, Celator is under no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of the company in general, see Celator’s Form 10-K for the year ended December 31, 2015, subsequent reports on Form 10-Q and 8-K, and other filings by the company with the U.S. Securities and Exchange Commission (“SEC”).

Important Information:

The tender offer for the outstanding Company common stock referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company common stock will only be made pursuant to an offer to purchase and related materials that Jazz intends to file with the SEC. At the time the tender offer is commenced, Jazz will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the Fred M. Powell, the Company’s Vice President, Chief Financial Officer and Corporate Secretary either by telephone at 609) 243-0123 or by e-mail at FPowell@celatorpharma.com.